CONTACT:  Hal Smith
                                           1-800-743-6632

                                           FOR IMMEDIATE RELEASE


       	CISTRON SENDS MERGER PROXIES TO STOCKHOLDERS
        --------------------------------------------

	PARSIPPANY, N.J. - September 22, 2000 -- Cistron Biotchnology, Inc. (OTC:CIST) announced today that it mailed to stockholders proxy statements concerning the company's proposed merger with Celltech Group plc (NYSE:CLL; LSE:CCH).

	A special Cistron stockholders meeting to vote on the merger will be held November 2 at 10 A.M. at the Marriott Glenpointe in Teaneck, N.J. Stockholders of record as of September 12 will be entitled to vote on the merger by mail, telephone and the Internet or by attending the special meeting.

	Celltech Group, based in Slough, Berkshire in the UK, is a major European-based biopharmaceutical company with substantial operations in the U.S. The group undertakes drug discovery, development and international marketing. Celltech is listed on both the New York and London Stock Exchanges.

	Cistron, headquartered in Parsippany, N.J., was founded in 1984. It is a biotechnology company that uses recombinant DNA and immunological techniques to explore certain cytokines and antibodies that may have therapeutic or diagnostic applications.

                __________________________


	Cistron Biotechnology, Inc. stockholders and security holders are urged to read the proxy statement regarding the merger transaction. The proxy statement contains important information that stockholders and security holders should consider before making any decision regarding the merger. The registration statement, in which the proxy statement is included, has been filed with and declared effective by the Securities and Exchange Commission. Stockholders and security holders may obtain a free copy of the proxy statement by directing a request to Cistron Biotechnology, Inc., P.O. Box 2004, Pine Brook, New Jersey 07058: telephone: (973)575-1700, e-mail: info@cistronbio.com.